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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period December 2004	File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

News Release dated December 15, 2004

2.

News Release dated January 11, 2005

3.

News Release dated January 19, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN REPORTS FURTHER INCREASE IN
TOTAL MEASURED AND INDICATED RESOURCES AT
JACOBINA TO 2 MILLION OUNCES OF GOLD

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has completed an updated mineral resource estimate incorporating new drilling results for all zones at the Jacobina Mine on the Bahia Gold Belt in northeastern Brazil. This provides a final statement of updated mineral resources as at December 14, 2004 as shown in Table 1 below. Figure 1 shows the location of the major zones.

Measured and indicated mineral resources for all zones at Jacobina now total 24,800,000 tonnes grading 2.53 g Au/t containing 2,050,000 ounces of gold. This is a significant increase of 690,000 ounces of gold compared to the August 2003 measured and indicated resource of 14,800,000 tonnes at 2.86 g Au/t containing 1,360,000 ounces of gold. Most of this increase has been at the Joao Belo Zone where an additional 3,500,000 tonnes grading 2.48 g Au/t containing 280,000 ounces of gold was added to indicated resources (see press release November 17, 2004) and in the Morro do Vento area where 5,000,000 tonnes grading 2.07 g Au/t containing 350,000 ounces of gold above the 800 level were added to the indicated category.

Inferred mineral resources in all zones now total 22,200,000 tonnes grading 2.61 g Au/t containing 1,900,000 ounces of gold. This is a reduction of 600,000 ounces compared to the August 2003 inferred resource of 29,500,000 tonnes grading 2.62 g Au/t containing 2,500,000 ounces of gold. This reduction reflects the successful achievement of the drilling program’s objectives to upgrade inferred resource blocks to the indicated category.

Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine will re-start operations in the first quarter of 2005. The SNC Lavalin Feasibility Study, completed in September 2003, indicates that the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

DSM previously released (see press release of February 12, 2004 and report filed on SEDAR) the results of a scoping study by SRK Consulting that extended the SNC Lavalin Feasibility Study mine plan an additional 11 years by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK Consulting considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold and that the optimum production rate at Jacobina was likely 5,200 tonnes per day or 154,000 ounces of gold per year. While, it must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources, the 2004 drilling program has successfully upgraded a substantial amount of the existing inferred resource to the indicated category which can now form the basis for an expanded feasibility study.

Mr. Bruce Humphrey, P.Eng., President said: “The Desert Sun mine staff is currently completing a mine plan and mineral reserve estimate for the new indicated mineral resource at the Jacobina Mine (Joao Belo Zone). In early 2005, we will be initiating an evaluation of all of the indicated resources to assess their economic potential following the guidelines of the SRK Consulting study. It is our expectation that reserves will increase significantly and that a future expansion of the production rate could be possible. ”

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented: “The 2004 drilling program was very successful in upgrading inferred mineral resources to the indicated category. The conversion rate was very high reflecting our success in not only confirming the original inferred blocks but also extending the mineralized zones along strike and downdip. Drilling will re-start in early 2005 to further expand mineral resources. We feel strongly that we are just beginning to evaluate the full geological potential of this major mineralized belt.”

The updated resource estimate has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101, visited the site from November 30 to December 2, 2004. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR.

Assaying for the 2004 drilling program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying was routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. (www.desertsunmining.com).

Table 1
Summary of Mineral Resources
Updated by DSM and reviewed and confirmed by Micon
as at December 12, 2004*

Category	Area	Tonnes	Grade	Contained Gold
			(g/t Au)	(ounces)
Measured	Joao Belo	2,300,000	2.41	180,000
	Itapicuru**	250,000	5.70	45,000
	Serra do C6rrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	2,620,000	2.83	240,000
Indicated	Joao Belo	10,300,000	2.37	790,000
	Itapicuru**	9,390,000	2.63	790,000
	Serra do Corrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	Joao Belo Sul	770,000	2.55	60,000
	Subtotal	22,200,000	2.49	1,810,000
Total	Joao Belo	12,600,000	2.38	970,000
Measured	Itapicuru**	9,630,000	2.71	840,000
and Indicated	Serra do Corrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	Joao Belo Sul	770,000	2.55	60,000
	Total	24,800,000	2.53	2,050,000
Inferred	Joao Belo
	Joao Belo-other reefs	1,000,000	3.88	120,000
	Itapicuru**	3,800,000	3.17	390,000
	Serra do Corrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	Joao Belo Sul+	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	22,200,000	2.61	1,900,000

*Totals have been rounded

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef + Previously included in Other Areas

Figure 1: Geological Plan Map of Jacobina Mine Area showing locations of Major Areas with Mineral

Resources

Jacobina Mine Area Geology With Major Zones

N
11 km
Canavieiras Mine Target Area
Serra do Corrego
Morro do Vento Target Area
Jacobina Mine Mine being rehabilitated. Full production expected Q2 2005.
Joao Belo Sul Target Area
Intermediate Reef
Intermediate Reef
Plant
Morro do Vento Extension
Basal/Main Reef
0 500 1,000
Meters
Legend
Rio do Ouro Fm
Intrusives
Mafic Intrusive
Ultramafic Intrusive
Serra do Corrego Fm
Upper Quartzite
Upper Conglomerate
Marker Schist
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Basement
Major Faults
Garimpos

December 2004

DSM
DESERT SUN MINING

RENOWNED GOLD EXPERT FERDINAND LIPS JOINS
DESERT SUN ADVISORY COMMITTEE

TORONTO, ONT The Board of Directors of Desert Sun Mining Corp (TSX:DSM, AMEX:DEZ) is pleased to announce that Ferdinand Lips has joined the Company’s Advisory Board. Mr. Lips is a well-known fund manager and is one of the world’s foremost authorities on the gold market.

Stan Bharti, P.Eng., Chairman of Desert Sun commented: “We are very pleased that Ferdinand Lips has joined the Advisory Board of Desert Sun Mining. His vast knowledge and experience will be an invaluable addition to the strong group of Advisors we have assembled.”

Born in Switzerland, Ferdinand Lips has over 50 years experience in banking and finance. Over his career he has been Managing Director of Rothschild Bank AG, Zurich and Chief Executive Officer of his own Private Bank, in addition to a top-performing precious metals fund manager. With 30 years direct experience in the gold industry, Mr. Lips has served as a Director of Randgold & Exploration (JSE:RNG), Randgold Resources (LSE:RRS.L), and Durban Roodeport Deep (Nasdaq:DROOY). He is currently Chairman and manager of the Top-Gold Fund, based in the Principality of Liechtenstein.

Mr. Lips was a founding member of the Swiss Association of Security Analysts and is a trustee of FAME, Foundation for the Advancement of Monetary Education, based in New York. He has widely lectured on monetary history, bonds and stock markets.

In addition to Ferdinand Lips, the Desert Sun Advisory Board includes William Clarke, former Canadian Ambassador to Brazil, David Williamson, a mining and commodity analyst in London, UK, Dr. Rick Garnett, a geologist with over 40 years experience worldwide, and Dr. Chuck Thorman, a recognized expert in the geology of Brazil.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine will re-start operations in the first quarter of 2005. The SNC Lavalin Feasibility Study, completed in September 2003, indicates that the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

As a result of the 2004 exploration program, both Measured and Indicated resources and Inferred resources have increased significantly. Current Measured and Indicated resources now total 24,800,000 tonnes @ 2.53 g/t Au containing 2,050,000 ounces of gold. Inferred Resources total 22,000,000 tonnes @ 2.61 g/t Au containing 1,900,000 ounces of gold. The company is in the process of updating its Reserve Estimate.

Desert Sun previously released (see press release of February 12, 2004 and report filed on SEDAR) the results of a scoping study by SRK Consulting that extended the SNC Lavalin Feasibility Study mine plan an additional 11 years by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK Consulting considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold and that the optimum production rate at Jacobina was likely 5,200 tonnes per day or 154,000 ounces of gold per year. While, it must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources, the 2004 drilling program has successfully upgraded a substantial amount of the existing inferred resource to the indicated category which can now form the basis for an expanded feasibility study.  (www.desertsunmining.com).

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

DESERT SUN INTERSECTS 5.46 gAu/t over 21.9m ALONG
THE BAHIA GOLD BELT AT PINDOBACU, 50KM
NORTH OF JACOBINA MINE

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has received the results of a reconnaissance diamond drill program to test several target areas in the northern portion of the Bahia Gold Belt in Northeastern Brazil. In total, 10 holes totaling 2,000m were completed on selected targets over an area of 50 km by 5 km that were identified by geological mapping/sampling, soil geochemical sampling and induced polarization geophysical surveys. Results from this drilling are given in Table 1 and Figure 1 shows the location of the areas where drilling was completed. The most significant results were obtained from the Pindobaqu area located 50km due north of the town of Jacobina.

Highlights from drilling at Pindobagu are:

•

PB-02 which intersected 5.46 grams gold per tonne (g Au/t) over a true width of 21.9m including higher grade portions grading 12.27 g Au/t over a true width of 4.7m and 10.22 g Au/t over 5.5 m true width;

•

PB-03, collared 250m south of PB-02, that returned 1.46 g Au/t over a true width of 24.4m; and

•

PB-01, collared 120m north of PB-02 that intersected 7.20 g Au/t over a true width of 2.0m

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented “These are excellent results from just very limited drilling on this very extensive mineralized structure. The mineralogy and geochemistry of this system is remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina mine area to the south. The regional Pindobacu Fault system, which forms the eastern boundary of the Jacobina Basin, is clearly a major focus of hydrothermal alteration and mineralization. This mineralized structure probably extends for at least 15km along strike and the alteration zone is up to 100m wide.”

Bruce Humphrey, P.Eng., President stated “We are initiating a $US5 million exploration program for 2005 which will include at least 25,000 metres of diamond drilling. This program will focus on further exploring and developing major targets in the Jacobina mine area as well as significantly expanding the exploration work in the northern area of the Bahia Gold Belt, especially at Pindoba9u.”

The Pindobacu target is accessible by paved road from Jacobina and is 2km west of the town of Pindobacu. At Pindobacu, there are a number of active garimpos (free miner workings) which extend along a strike length of 1.2km as shown in Figure 2. Gold occurs as fine to locally coarse-grained native gold or associated with pyrite (or its weathered product, goethite) with tourmaline and fuchsite in quartz vein stockworks along low-angle thrust faults, high-angle reverse faults and fractures.

The host rocks are metagraywacke, banded iron formation and metachert of the Archean Mundo Novo Formation and strongly silicified and fuchsitic, fine to coarse-grained quartzite with minor metaconglomerates lenses of the Paleoproterozoic Jacobina Group. Alteration and mineralization occur along the contact zones of these major rock units associated with fault structures of the regional Pindobacu Fault system which forms the eastern margin of the Jacobina Basin.

Montana Minerals investigated this area during the mid-1980’s by trenching and some shallow diamond drilling. After Montana, a number of garimpeiros starting mining some of the mineralized outcrops and carried out shallow underground mining, an activity that is locally and currently underway. Only partial information on the results of the Montana work is available from a report filed with the Departamento Nacional da Produgao Mineral (DNPM).

Trenching and pitting by Montana was reported to outline a N10oE trending mineralized zone 18 metres thick with an average grade of 1.91 g Au/t over a strike length of 800m. According to the DNPM report, Montana completed 18 shallow diamond drill holes of which only partial results are included in the report from which samples from 13 of these holes were selected for metallurgical testing. The head grade of the composite of core samples was reported to be 4.52 g Au/t with recovery after a 30 day bottle roll test reported to be 82.1%.

Geological mapping, IP surveys and rock/soil geochemical surveys by DSM indicates that the hydrothermal alteration zone is much more extensive than indicated by the previous work. The zone has been traced for at least 3.2km along strike at Pindobacu and it probably extends a further 10km to the north to Fumaca. The alteration zone is up to 100m wide.

A three hole drill program totaling 633m was completed to test different areas of the alteration system. Hole PB-02 intersected 5.46 grams gold per tonne (g Au/t) over a true width of 21.9m including higher grade portions grading 12.27 g Au/t over a true width of 4.7m and 10.22 g Au/t over 5.5 m true width. Hole PB-03, collared 250m south of PB-02, returned 1.46 g Au/t over a true width of 24.4m while Hole PB-1, collared 120m north of PB-02 intersected 7.20 g Au/t over a true width of 2.0m.

At Fumaga, located 10km north of Pindobacu, four (4) holes were completed to test several targets outlined by geological mapping/sampling, soil geochemical surveys and induced polarization surveys. Hole FN-01 tested below a garimpo where sampling by DSM had returned 7.36 g Au/t over 4.5m including a very high grade bluish-grey quartz vein 0.3m wide that returned 91 g Au/t. Although this hole intersected strongly silicified quartzites, it appears that faulting has offset the downdip extension of this zone. Hole FN-2A tested a coincident soil Au geochemical and geophysical anomaly and returned 0.72 g Au/t over 10.1m including a higher grade portion grading 1.95 g Au/t over 2.2m. Hole FN-03, located 300m west of FN-04, tested a similar target but did not intersect any significant values. Results for FN-04 located 700m east of Hole FN-1 are pending.

One drill hole was completed in each of two areas of garimpos 10km (Sambura) and 23km (Biquinha) south of Pindobacu, respectively. Both of these areas are characterized by the presence of high grade (15-30 g Au/t) narrow (1-2cm wide) quartz veins cutting andalusite-graphite-quartz schists; neither hole returned significant values. Hole CA-01 tested the potential extension of the Serra do C6rrego Formation conglomerates 10km north of Jacobina. This hole intersected green fuchsite-bearing conglomerates similar to those in the Jacobina mine area but did not return any significant values.

Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine will re-start operations in the first quarter of 2005. Based on the SNC Lavalin Feasibility Study which used a gold price of US $350 per ounce and a Real (Brazilian currency) to $ US exchange rate of 3:1, the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine will re-start operations in the first quarter of 2005. The SNC Lavalin Feasibility Study, completed in September 2003, indicates that the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

As a result of the 2004 exploration program, both Measured and Indicated resources and Inferred resources have increased significantly. Current Measured and Indicated resources now total 24,800,000 tonnes @ 2.53 g/t Au containing 2,050,000 ounces of gold. Inferred Resources total 22,000,000 tonnes @ 2.61 g/t Au containing 1,900,000 ounces of gold. The company is in the process of updating its Reserve Estimate.

Desert Sun previously released (see press release of February 12, 2004 and report filed on SEDAR) the results of a scoping study by SRK Consulting that extended the SNC Lavalin Feasibility Study mine plan an additional 11 years by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK Consulting considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold and that the optimum production rate at Jacobina was likely 5,200 tonnes per day or 154,000 ounces of gold per year. While, it must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources, the 2004 drilling program has successfully upgraded a substantial amount of the existing inferred resource to the indicated category which can now form the basis for an expanded feasibility study. (www.desertsunmining.com).

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Table 1: Significant Drilling Results, Northern Area, Bahia Gold Belt

Hole No.* From (m) To (m)		Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
Pindobacu (50km north of Jacobina)
PB 01	N8812051 E348976	El 597
dip -50°/az=270°	1.00 1.40	0.70	0.40	0.3	1
	14.75 20.55	0.54	5.80	3.7	13
	98.55 101.60	7.20	3.05	2.0	81
	108.10 108.60	0.59	0.50	0.3	88
	113.58 115.35	0.43	1.77	1.1	91
	184.58 185.45	5.21	0.87	0.6	135
PB 02	N8811930 E348930	El 628
dip -50°/az=270°	43.48 67.77	5.46	24.29	21.9	35
incl.	44.15 49.41	12.27	5.26	4.7	36
incl.	61.63 67.77	10.22	6.14	5.5	55
	86.40 87.40	2.05	1.00	0.9	79
PB 03	N8811676 E348938	El 649
dip -50°/az=270°	24.05 30.58	0.67	6.53	5.9	28
	78.07 105.17	1.46	27.10	24.4	84
	145.00 146.90	1.03	1.90	1.7	134
Fumaca (10 km north of Pindobacu)
FN 01	N 8824660 E 351374	El 545
dip -50°/az=275°	No significant values
FN 02A	N 8823700 E 351316	El 681
dip -60°/az=275°	38.75 52.90	0.72	14.15	10.1	37
incl.	38.75 41.90	1.95	3.15	2.2	37
	65.10 66.10	0.59	1.00	0.7	62

FN 03	N 8823801 E 351001	El 720
dip -50°/az=275°	No significant values
FN 04	N 8824427 E 352062	El 541
dip -50°/az=275°	Assays pending
Sambura (10 km south of Pindobacu)		El 729
SB 01	N 8802260 E 345257
dip -50°/az=270°	No significant values
Biquinha (23 km south of Pindobacu)		El 949
BQ-01	N 8789101 E 341655
dip -50°/az=270°	No significant values

Serra do C6rrego Extension (10 km north of Jacobina)

CA-01

N 8774422 E 335664 El 607 dip -50°/az=270°

No significant values

* all holes are NQ diamond drill core size and have been drilled + -perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

FIGURE 1: GEOLOGY OF BAHIA GOLD BELT AND LOCATIONS OF TARGET AREAS DRILLED

Simplified Geology of the Serra de Jacobina Region and the Bahia Gold Belt
Explanation
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Granitoids
Jacobina Group
Campo Formoso Mafic-ultramafic Complex
Archean
Mundo Novo Greenstone Belt
Basement
Thrust-fault
Normal Fault
Normal Contact
Target Areas, Mine site and Plant
Cities and villages
Paved roads
Location Map
Bahia Gold Belt
Bahia
Figure 1
N
Fumaça Target
Pindocaçu
Pindobaçu Target
Sambura Target
Bibinha Target
Cachoeira dos Alves Target
Jacobina
Processing Plant
Jacobina Mine
To Salvador
0
5
10 Kilometers
330000
340000
350000
360000
8830000
8820000
8810000
8800000
8790000
8780000
8770000
8760000
8750000
8740000
8730000

FIGURE 2: GEOLOGY AND MINERALIZATION OF THE PINDOBACU AREA SHOWING LOCATIONS OF RECENT DIAMOND DRILLING

8812600N
8812500N
8812400N
8812300N
8812200N
8812100N
8812000N
8811900N
8811800N
8811700N
8811600N
8811500N
8811400N
8811300N
8811200N
8811100N
348600E
348700E
348800E
348900E
349000E
349100E
PB-01
(-50º)
PB-02
(-50º)
PB-03
(-50º)
LEGEND
PALEOPROTEROZOIC
JACOBINA GROUP
SERRA DA PACIÊNCIA FORMATION
(EQUIVALENT TO SERRA DO CÓRREGO FORMATION)
QUARTZITE AND SCHIST
METACONGLOMERATE
ARCHEAN
MUNDO NOVO GREENSTONE BELT
METAGRAYWACKE, METACHERT, BIF, CHLORITE AND SERICITE
SCHIST AND TOURMALINE SCHIST
ZONE OF INTENSE HYDROTHERMAL ALTERATION
SILICIFICATION, FUCHSITE, PYRITE, TOURMALINE
WITH GOLD MINERALIZATION, QUARTZ VEINS, HEMATITE
STRONGLY SILICIFIED QUARTZITE
STRUCTURES
CONTACT
THRUST-FAULT
NORMAL FAULT
UNDISCRIMINATED FAULT
DIAMOND DRILL HOLE
OUTLINE OF GARIMPO GOLD WORKINGS
RIVER / STREAM
ROAD
N
0 meter
100
200

GEOLOGY OF THE PINDOBAÇU TARGET

DESERT SUN MINING

Figure 2
Jan 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: May 16, 2005	Signed: /s/ Tony Wonnacott Tony Wonnacott, Corporate Secretary

14